Annual Information Form

S o u t h w e s t e r n R e s o u r c e s C o r p .

For the year ended December 31, 2007

Dated as of March 17, 2008

COVER PAGE

TABLE OF CONTENTS

COVER PAGE	I
TABLE OF CONTENTS	II
PRELIMINARY NOTES	1
FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	3
DESCRIPTION OF BUSINESS	5
GENERAL	5
MINERAL PROJECTS	6
INTRODUCTION	6
GEOLOGY AND MINERALIZATION	10
EXPLORATION OF THE BOKA DEPOSIT	11
DATA VERIFICATION AND QAQC	12
NOVEMBER 2007 MINERAL RESOURCE ESTIMATE FOR THE BOKA DEPOSIT	12
QP CONCLUSIONS AND RECOMMENDATIONS	13
DIVIDENDS	21
DESCRIPTION OF CAPITAL STRUCTURE	21
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	21
MARKET FOR SECURITIES	21
TRADING PRICE AND VOLUME	21
DIRECTORS AND OFFICERS	22
NAME, OCCUPATION AND SECURITY HOLDING	22
CONFLICTS OF INTEREST	23
AUDIT COMMITTEE DISCLOSURE, PURSUANT TO NATIONAL INSTRUMENT 52-110	23
STRUCTURE AND OPERATIONS	27
REPORTING AND ASSESSMENT	28
EFFECTIVE DATE	28
TRANSFER AGENTS AND REGISTRARS	30
MATERIAL CONTRACTS	30
INTERESTS OF EXPERTS	31
NAMES OF EXPERTS	31
INTERESTS OF EXPERTS	31
ADDITIONAL INFORMATION	31

Preliminary Notes

The Annual Information Form (this “AIF”) is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators (the “CSA”) and is hereby filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and The

Toronto Stock Exchange (the “TSX”).

All information in this AIF is as of March 17, 2008, unless otherwise indicated. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

All information stated to be incorporated by reference in this AIF is filed on the website of the

CSA’s System for Electronic Document Analysis (“SEDAR”) at www.sedar.com. The following documents are specifically incorporated by reference into, and form an integral part of this AIF:

1.	Technical Report on the Boka project titled, Southwestern Resources Corp, Mineral Resource Update, Boka Gold Project, Yunnan Province, P.R.C. prepared by Snowden Mining Industry Consultants Inc. as filed on www.sedar.com on November 9, 2007.

2.	Technical Report on the Liam project titled, Independent Technical Report, Liam Gold Silver Property, Department of Cusco, Peru prepared Caracle Creek International Consulting Inc., dated March 24, 2008 and filed on www.sedar.com.

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect the occurrence of unanticipated events after the date hereof, except as may be required by applicable securities laws. Please refer the full discussion of the Company’s business contained in its reports filed with securities regulatory authorities on SEDAR.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other minerals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Southwestern's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which are difficult to predict and which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, Southwestern's access to additional capital to fund future activities; the loss of mineral properties or the inability to obtain mining licences; the inherently risky nature of Southwestern's activities and its lack of experience in bringing an exploration property into production; its ability to repatriate any earnings; foreign exchange fluctuations; the political stability and economic uncertainty of those areas in which Southwestern carries on operations and the lack of infrastructure in those areas; title risks; the risks and uncertainties associated with joint ventures and Southwestern's reliance on third parties; statutory and regulatory compliance; the adequacy and availability of insurance coverage; Southwestern's dependence upon employees and consultants and fluctuations in mineral prices; risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this AIF. Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Southwestern expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically states otherwise.

CORPORATE STRUCTURE

Name, Address and Incorporation

Southwestern Resources Corp. (“Southwestern” or the “Company”) was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles. The Company's name was changed in 2001 to its present name to more accurately reflect the nature of the Company's business.

The Company filed a transition application pursuant to the new Business Corporations Act (British Columbia) on April 23, 2004, whereupon its Memorandum and Articles became referred to as its Notice of Articles and Articles. On June 3, 2004, the Company amended its Notice of Articles to increase its authorized share capital to an unlimited number of common shares without par value and to remove certain pre-existing provisions of the Notice of Articles, the effect of which was to permit special resolutions of the Company to be passed by a two-thirds (instead of the previous three-quarters) majority of shareholders present in person or by proxy at a meeting. On the same date, the Company adopted new Articles which incorporated some of the more flexible provisions of the Business Corporations Act, including permitting directors to approve certain changes to the Notice of Articles, Articles and share structure and a change of the Company's name without requirement for shareholder approval. The amended articles also provide that shareholders’ meetings may be held by electronic means and in jurisdictions outside British Columbia if authorized by directors’ resolution. The quorum for shareholders’ meetings is one shareholder present in person or represented by proxy.

The address of the registered and records office, as well as the Company’s corporate head office and principal place of business is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario.

Intercorporate Relationships

The corporate structure of Southwestern, its active subsidiaries, the percentage ownership in such subsidiaries as at the date of this AIF and the jurisdiction of incorporation of such corporations are set out in the following chart.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years the Company has conducted its exploration activities principally in China and Peru.

The Company formerly held a 15.1% interest in Aurora Platinum Corp. (“Aurora”), previously a TSX Venture Exchange (“TSXV”) listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Québec). On July 1, 2005, all of the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX. As a result of this transaction, Southwestern received 644,133 shares of FNX. During 2005 and 2006, all of the FNX shares held by Southwestern were sold for total proceeds of $8,749,417.

During 2005, the Company acquired 80,000 of its own common shares pursuant to a normal course issuer bid. All of these common shares were cancelled in 2006.

In October 2005, the Company received gross proceeds of $26,460,000 by issuing 2,450,000 of its common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005, the option agreement with Newmont Peru Limited (“Newmont”) covering the

Liam Core Area, Peru was terminated, and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the “Liam

Gold-Silver Project”. Under the terms of the amended Liam Regional Venture Agreement, both

Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of this project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction in October 2005, Newmont purchased 400,000 common shares of Southwestern at $13 per share, at a premium of $3.33 per share, for proceeds of $5,200,000.

In December 2005, the Company also received final payment of US$3.9 million from Buenaventura S.A., relating to the sale of the Company’s interest in the Poracota Property in Peru.

During fiscal 2006, Southwestern completed a restructuring transaction pursuant to which it transferred certain of its zinc assets to its newly formed, wholly-owned subsidiary, Zincore Metals Inc. “Zincore”). With a new board of directors and independent management, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. Southwestern retained a 50.4% shareholding interest (38.6 million common shares) in Zincore and continued the consolidation basis of accounting for presentation of its interest in Zincore in the balance sheet for the year ended December 31, 2006.

The Company sold all of its shares of Jinshan Gold Mines Inc. in 2006 for total proceeds of $1,458,724.

In 2006, the Company implemented a normal course issuer bid pursuant to which 366,900 of the Company’s common shares were purchased. Subsequently, all of these shares were cancelled.

In April 2007 the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000. This sale resulted in the Company’s shareholding interest in Zincore being reduced from 50.4% to 49.7% . As a consequence of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore ceased to be consolidated in the Company’s balance sheet effective April 1, 2007.

In 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,000. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company ceased to account for its investment in Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Superior as available-for-sale and records the changes in market price in comprehensive loss.

In 2007 the Company purchased pursuant to its normal course issuer bid, 930,600 of its own common shares for an aggregate cost of $7,213,705. During the same period those 930,600 common shares, as well as 41,200 common shares purchased in 2006, were cancelled resulting in a loss of $3,744,000 which was recorded as a charge to deficit.

On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO, and Director of the Company on June 19, 2007.

On July 19, 2007, the Company disclosed that its special committee of independent directors (the "Committee"), formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. As a result of this review, a new NI 43-101 Technical Report for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.

As at December 31, 2007, the Boka Project was recorded at a carrying value of $10.0 million. The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to a value which management considers to be a reasonable estimate of the fair value of the project at this time. This estimate was based on further in depth analysis of the Technical Report received in November 2007 and discussions with various independent third parties. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in another impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project. The Company is vigorously defending itself against such claims.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover damages and losses caused to the Company. (See "Legal Proceedings and Regulatory Action" for more information.)

DESCRIPTION OF BUSINESS

General

Southwestern is an exploration stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals. The Company’s material mineral property interests are in Peru and China. The

Company’s common shares were listed on the TSX on May 31, 1994 and trade under the symbol

SWG.

The Company’s principal property in Peru is the Liam Gold-Silver Project situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. This project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 282,292 hectares of exploration concessions.

The Company’s principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002. The Boka Gold Project covers an area of approximately 157 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950’s.

The Boka Gold Project and the Liam Gold-Silver Project are the Company’s material properties for purposes of the CSA’s National Instrument 43-101 “Standards of Disclosure for Material Properties” (“NI 43-101”).

The Company owns approximately 48.2% of the outstanding shares of Zincore, which holds the oxide zinc-silver-lead Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties, covering 16,500 hectares within a 30 kilometre long belt, in southern Peru.

Southwestern has also entered into other joint venture agreements with third parties and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

The Company holds 6.5% of the outstanding shares of Superior Diamonds Inc., which is listed on the TSXV and is an exploration company with diamond and gold properties in Ontario and Quebec and uranium properties in Nunavut. In addition, the Company holds equity interests in a number of other mineral exploration companies, all of which are listed on the TSX or the TSXV.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

Mineral Projects

The Liam Gold-Silver Project

The following disclosure is derived from the 43-101 Technical Report dated March 24, 2008 prepared by Joerg M. Kleinboeck, B.Sc., P. Geo. of Caracle Creek International Consulting Inc. titled

Independent Technical Report, Liam Gold Silver Property, Department of Cusco, Peru (the “Liam

Technical Report"). The full text of the Liam Technical Report can be found at SEDAR (www.sedar.com).

Introduction

The Liam Gold-Silver Project (or the “Project”) was originally comprised of three parts, the Liam Core Zone, the Liam Regional Zone and the Area of Interest. However, by an agreement dated October

19, 2005, the Liam Regional Venture Agreement (the “LRV Agreement”), the Liam Core Zone was amalgamated with the Liam Regional Zone to form the Liam Regional Venture. The concessions in the Liam Regional Venture constitute the “Project Area” and are held by either Minera del Suroeste S.A.C. (“Misosa”) an affiliate of Southwestern or Newmont Peru S.R.L. (“Newmont Peru”). The

Project currently contains 282,292 hectares of exploration concessions.

Location and Access

The Liam Gold-Silver Project of Southwestern Resources Corp. (“Southwestern”) is located in the Department of Cusco, southern Peru at 14° 46’S latitude, 72° 23’E longitude, approximately 190 kilometres northwest of the city of Arequipa and 20 kilometres north of the Arcata silver-gold mine. The Project area is located within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) at an altitude of 4500 metres to 5300 metres within the northwesterly-trending Southern Peru, Tertiary Volcanic Belt.

The Liam area can be reached by road from Arequipa via the communities of Puente Callari, Sibayo, Cailloma and Arcata. The 305 kilometre trip from Arequipa to the Arcata mine site takes between six to seven hours driving on moderate condition gravel roads. A secondary Arcata-constructed road continues north from the mine to a junction with the new Liam access road, 21 kilometres and 45-minute travel time. A new road constructed by the Soteco Joint Venture advances from this point and continues north to the Liam drill and camp area, an additional 18.5 kilometres and one hour travel time. The total distance by road from Arequipa to the Liam camp is roughly 340 kilometres in 8.5 hours time.

Apart from the small communities which provide accommodation and services to the mining operations at Orcopampa and Arcata, there is limited infrastructure in the area. Gravel roads have been built north from Arcata to Liam and other nearby areas to provide access for mineral exploration work. Small airstrips that support light aircraft can be found in the villages of Orcopampa and Espinar.

Agreements and Property Ownership

On October 1, 2003 a letter of intent was executed by Newmont Delaware and Southwestern and then amended on October 9, 2003 (collectively the “Letter of Intent”). The Letter of Intent was subsequently formalized in two agreements: (1) an Option Agreement dated November 14, 2003 between Misosa and Newmont Peru regarding the Liam Core Zone; and (2) the Regional Joint Venture Agreement dated November 14, 2003 between Newmont Delaware and Southwestern, regarding the Liam Regional Zone.

Under the Option Agreement, Misosa granted Newmont Peru the option to earn an undivided 50% interest in the Liam Core Zone by spending a total of US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling. After earning an undivided 50% interest, Newmont Peru had the second option to earn an additional undivided 10% interest in the Liam Core Zone by producing a positive feasibility study. In addition, Newmont Peru had the third option to earn a further undivided 10% interest in the Liam Core Zone, thereby increasing its interest to an undivided 70% interest, by funding all costs incurred to commencement of commercial production of mineral products from the Liam Core Zone. If Newmont Peru elected the third option, it was entitled to receive 90% of distributable profits until it had been reimbursed for all costs incurred during the third option, while the remaining 10% of profits was distributable to the parties pro rata.

Under the Regional Joint Venture Agreement, Southwestern and Newmont Delaware contributed certain mineral concessions and each had an undivided 50% participating interest in the Regional Joint Venture. The parties agreed to spend a total of US$5 million in the Area of Interest over a five-year period, with Southwestern as exploration manager. If the Technical Committee formed under the Regional Joint Venture determined that any project within the Area of Interest, based on a preliminary scoping study of its tonnage, or grade, initial metallurgy or initial economic valuation, constituted a viable exploration project, then Newmont Delaware had the election to earn an additional 20% interest in that project by producing a feasibility study and by funding all costs incurred to the commencement of commercial production. Newmont Delaware also had similar preferential rights to distributable profits as those specified for the Liam Core Zone.

By the Liam Regional Joint Venture Agreement (the LRV Agreement), dated October 19, 2006, Newmont Peru and Misosa agreed to terminate the Liam Core Zone agreement and to amalgamate the 3,500 hectares Core Zone area with the Liam Regional area. The amalgamated area is referred to in this report as the Liam Regional Venture (LRV) and is comprised of the concessions in the former Regional Joint Venture plus the 3,500 hectares from the Core zone.

Under the terms of the Liam Regional Venture, Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Liam Regional Venture that it advances to a bankable feasibility study by funding 100% of the costs to put a deposit into commercial production. Southwestern is manager of the LRV, however, the technical committee may appoint Newmont as manager on designated portions of the overall project.

General Geology

On a regional basis, the Liam Gold-Silver Project is located in the central part of the northwest-trending Tertiary Volcanic Belt of southern Peru. The volcanic belt has been developed on top of older, mainly sedimentary, Paleozoic and Mesozoic units, which in general lie to the southwest and northeast of the volcanic belt. Northwest-trending, belt-parallel zones of Cretaceous to Tertiary age felsic intrusives lie to the southwest and northeast of the central part of the Tertiary Volcanic Belt (Figure 3).

Dominant structural trends are northeast, northwest and to a lesser extent north-south. Base metal mineralization generally occurs associated with the intrusives as porphyry and a skarn-type mineralization. Gold-silver mineralization, usually of the high or low sulphidation epithermal type, tends to occur within a northwest-trending, belt-parallel zone, centrally located in the Tertiary Volcanic Belt. Examples are the Madrigal, Caylloma, Suckuytan, Orcopampa, Poracota, Ares and Arcata mines and prospects to the south, and Santa Rosa and Selene to the northwest of Liam.

Within the Liam Regional Venture Area, the oldest volcanic units are those of the Tacaza Formation, which in turn are overlain by the Late Miocene Alpabamba volcanics consisting of bedded felsic to andesitic tuffs and lavas and associated re-worked units (Figure 4). It is the Alpabamba units which host the Cerro Crespo-Queshca gold-silver mineralization. Following formation of the Alpabamba units, they were hydrothermally altered and mineralized. The Liam Core site is considered to have been a volcanic centre and the site of on-going cratering, brecciation, alteration and mineralization.

The generally unaltered andesitic Barroso Group volcanics of Pleistocene age were extruded over the argillically altered Alpabamba volcanics. Quaternary alluvial and glacial deposits occur throughout the lower areas and valleys. Local structural trends appear to duplicate those that are present on a regional basis.

The Liam Core Zone area of mineralization is considered to be localized in a large volcanic complex consisting of several maar-like craters surrounded by sub-horizontal to inward dipping felsic volcaniclastics, flows and epiclastics which have been extensively faulted and fractured. In addition, they have been pervasively silicified, argillized and intruded by multiple diatreme and hydrothermal breccias. Gold-silver mineralization appears to be associated with the introduction of the various breccia units.

Exploration Results

Liam Core Zone

There were two drilling programs conducted on the Liam Core Zone Area prior to the initial Newmont-Southwestern Joint Venture agreements in late 2003, one in September through November 1998 by the Soteco Joint Venture and a second one in June to early November 2003 by Misosa. The Soteco drilling confirmed that the strong high sulphidation epithermal alteration zone observed on surface continued to depth, however, no intersections of precious metal mineralization over economic widths were encountered. As a result of the work done by Misosa at Cerro Crespo, it is now apparent that the Soteco drill holes were drilled below the main zone of mineralization at Cerro Crespo. It is of interest to note that one up-hole, LM98DOZ, drilled by Soteco intersected 159 grams per tonne silver over 1.8 metres, however, the hole was abandoned due to drilling problems. In total, Soteco completed 12 holes for a total of 1,781.20 metres.

In 2003, Misosa conducted 3,197.55 metres of diamond drilling in 19 holes. This work outlined a significant zone of gold-silver mineralization with a strike length of approximately 350 metres, a width of 125 metres +/- and a vertical extent of about 150 metres.

In late April 2004, Newmont Peru commenced a Phase 1 drilling program on the Liam Core Project. In a press release dated September 29, 2004, Southwestern reported the results from five holes drilled at Cerro Crespo and 11 holes drilled at Cerro Queshca (Table 4). Holes Li-021 and Li-022 drilled at Cerro Crespo were drilled 300 metres south of the butte but no significant gold or silver mineralization was intersected (Figure 5).

Two holes, Li-023 and Li-024 intersected a new gold-silver zone of mineralization on the northeast flank of Cerro Crespo butte. On March 16, 2005 the results for 3 additional holes, Li-028, Li-029 and Li-031 at Cerro Crespo were reported (Table 4 and Figure 5). Holes Li-023, Li-024, Li-028 and Li-029 are all within the new zone of gold-silver mineralization northeast of Cerro Crespo and Li-031 is northwest of Cerro Crespo.

Holes Li-021 and Li-022 were collared about 300 metres south of Cerro Crespo and contained no significant results.

The Cerro Queshca drilling has been very widely spaced, however, the initial results indicated that the better grade gold mineralization is controlled by a steeply-dipping, major, east-west-trending structure. To date, Newmont has completed 33 (4,997 metres) holes at Cerro Crespo and 33 at Cerro Queshca (4,617 metres).

Apart from the original Liam Core Zone area of Cerro Crespo and Cerro Queshca, Southwestern has completed drilling on the Astana, Carelli, Huacullo, Pacobamba, Aluja, Numa, and Farallon areas.

The zones that exhibit characteristics of high sulphidation type epithermal gold-silver mineralization are, Cerro Crespo, Cerro Queshca, Astana, Astana South, Astana Southwest - Careli and Aluja. Low sulphidation type epithermal gold-silver mineralization is present at Farallon, Ibel, Huacullo, and Gran Leon. At Numa, the mineralization is of the limestone-hosted silver-lead-zinc type, although it does show some characteristics associated with epithermal type mineralization.

The Astana-Farallon zone lies approximately eight kilometres southwest of the Cerro Crespo butte. Work during 2005 outlined a large epithermal system over an area approximately 10 kilometres long and up to 4.5 kilometres wide. All mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted by an altered rhyodacite. Crackle breccias and tectonic breccias are also present. The Astana zone measures approximately 300 metres x 200 metres while the Astana South is approximately 200 metres x 100 metres and the Astana Southwest is 600 metres x 200 metres. All of these zones are considered to be of the high sulphidation type mineralization. The Farallon zone which measures approximately 1,200 metres x 800 metres is considered to be of the low sulphidation type. The Astana and Farallon zones are approximately three kilometres apart and the intervening area is mainly overburden covered. To date, 10 holes totaling 1,785.0m have targeted the Astana zone, and 11 holes totaling 2250.0m have targeted the Farallon zone.

The Careli zone is located approximately 35 kilometres north-northeast of Cerro Crespo and consists of a poorly exposed zone of vuggy silica measuring approximately 700 metres along strike and up to 200 metres wide. The mineralization is considered to be of the high sulphidation type with the general trend of the mineralization being northwest-southeast. To date, 12 holes totalling 2,025.0m have tested the Careli zone.

The Ibel zone, which is of the low sulphidation type, is located 28 kilometres northwest of Cerro Crespo. Two areas of mineralization have been identified and sampled. These are the Huamancharpa Sur and the Huamancharpa Norte. At Huamancharpa Sur alteration and mineralization has been identified over an area measuring 1,200 metres x 800 metres. The host rocks are shales, which have been silicified and moderately stockworked. Mineralization appears to consist on surface of limonite (after pyrite) and arsenopyrite within the quartz stockwork. At Huamancharpa Norte gold-silver mineralization is associated with hydrothermal veins and breccias. Four separate zones of veins and breccias have been identified, which vary in length from 450 metres to 3,000 metres and with widths between 1 to 10 metres.

The Huacullo zone is located six kilometres southeast of Ibel and again consists of low sulphidation type epithermal mineralization. Mineralization consists of veins and hydrothermal breccias which extend for up to 1,200 metres and range from 0.5 metres to 10 metres in width (Figure 10). These gold-silver bearing veins are unusual in that the veins and breccias contain high molybdenum values ranging from 200 parts per million to 1,300 parts per million. Four main breccia vein zones with a northwest-southeast trend have been identified with the largest being 2,000 metres long and up to 20 metres wide and hosting typical low sulphidation type mineralization. It is considered that the Huacullo zone is very similar to the low sulphidation mineralization being mined at the Arcata, Ares, Orcopampa deposits to the south as well as at the Milo property, which is a joint venture between Southwestern and Yamana Gold. No sulphides are present at surface, however, a gradient array induced polarization survey showed chargeability values at depth which are interpreted to represent the presence of sulphides at depth within the Huacullo zone. To date, 21 holes totaling 2376.4m have tested the Huacullo zone.

The Gran Leon is another area of extensive low sulphidation type gold-silver mineralization lying approximately 65 kilometres northeast of Cerro Crespo. Work on this property is of a preliminary nature; however, it suggests an extensive gold-rich system with over 50 veins being identified, the largest of which is two metres wide and 2,500 metres long. The initial sampling suggests that this system is significantly enriched in gold relative to silver.

Aluja is a new discovery of high sulphidation epithermal mineralization located approximately 45 kilometres north-northwest of Cerro Crespo. The mineralization is hosted in the Barroso volcanics with three main veins/breccia systems being identified with the largest extending for over 1,000 metres and with widths from 0.5 metres to five metres. To date, 9 holes totaling 2064.0m have tested the Aluja zone.

In July 2006 Southwestern and Newmont Peru (Southwestern Press Release dated July 17, 2006) announced the discovery of widespread silver mineralization in the northeastern portion of the joint venture area. The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone with the largest of the zones being the Numa West zone which extends for approximately 2,500 metres north-south and varies in width from five metres to 50 metres. To date, 18 holes totaling 3097.0m have tested the Numa zone.

Pacobamba – 7 holes totaling 1384.6m were drilled testing mineralization hosted in epithermal breccias and skarn environments.

The Boka Gold Project

The following disclosure is derived from the 43-101 Technical Report dated November 9, 2007 prepared by Warwick Board, Alex Trueman and Gary Hawthorn of Snowden Mining Industry

Consultants Inc. (“Snowden”) titled “Mineral Resource Update, Boka Gold Project, Yunnan Province, P.R.C.” (the “Boka Technical Report”). The full text of the Boka Technical Report can be found at SEDAR (www.sedar.com).

Southwestern commissioned the Boka Technical Report after Snowden completed a validation and reconstruction of the drill hole database for the Boka Property which indicated that previous Mineral Resource estimates for the project may have been significantly overestimated due to manual and deliberate tampering with gold assay data. The Boka Technical Report presents a new Mineral Resource estimate for the Boka Property based on the validated drill hole data.

The Boka Technical Report describes the Boka Property, a mineral exploration area located in the Yunnan Province of the People’s Republic of China. The Boka Property consists of three contiguous Exploration Permits and three Mining Permits. The Boka Property is owned by Yunnan Gold Mountain Mining Co. Ltd. (the “Cooperative Company), a Sino-Foreign Joint

Venture Company, which is 90% owned by Southwestern Resources Corp.’s (Southwestern) wholly owned subsidiary Canadian Southwest Gold Inc. (Canadian Southwest Gold) and 10% owned by Brigade 209 of the Yunnan Nuclear Industry of Yunnan Province (Team 209).

Geology and Mineralization

The Boka Property is located in the western part of the Yangtze Platform, which is characterized by a complex and protracted depositional and deformation history. Gold mineralization on the Boka Property is hosted by sedimentary rocks of the Dayingpan Formation of the Middle to Late Proterozoic marine volcano-sedimentary Kunyang Group. Rocks on the Boka Property appear to have been subjected to multiple stages of deformation. Gold mineralization appears to be associated with late-stage northeast dipping shear zones, however the absolute timing of both the deformation and the mineralization remain equivocal.

Gold mineralization at the Boka Property appears to be part of a regional structurally-controlled mineralizing system. Gold mineralization has been identified over a north-south distance of approximately 8 km from the Boka 8 and 11 zones in the north to more than 2 km south of the Boka 7 zone. Artisanal miners have historically exploited high grade gold mineralization from these zones in a series of adits and tunnels.

Two of the gold mineralization zones, the Boka 1 and Boka 7 zones, have been the focus of Southwestern’s exploration to date. The work presented in this report focuses on the Boka 1 zone, which is the largest known and best explored zone of gold mineralization on the Boka Property. This zone, referred to as the Boka Deposit in the current report, is separated into a northern B1N zone and a southern B1S zone.

Mineralization in the B1N zone can be traced over a strike length of about 600 m and appears to extend approximately 450 m down dip, being open at depth. Mineralization in the B1S zone appears to extend approximately 350 m along strike and approximately 500 m down dip, and is also open at depth.

Gold mineralization at the Boka Property is related to narrow and discontinuous quartz veins and associated alteration of host rocks. Discontinuous mineralization intercepts in the B1N and B1S zones range between 2 m and 10 m wide, within the broader zone that is up to 290 m wide. The Boka Deposit can best be described as a mesothermal lode-style gold deposit. This type of deposit is characterized by highly variable gold grades and structural complexity.

Gold mineralization does not appear to be preferentially hosted within any particular lithological unit.

Exploration of the Boka Deposit

Drilling has been the dominant tool of exploration of the Boka Property. A total of 262 diamond core exploration drill holes have been drilled on the property to date, with 226 of these having been drilled on the Boka Deposit. The Boka Deposit is at an advanced stage of exploration, with 50 m spaced exploration drilling defining the two main areas of gold mineralization. Historical artisanal mining in the form of adits covers a small portion of the defined mineralization in the Boka Deposit.

Gold grades in the historic exploration drilling dataset for the Boka Property, particularly those for the Boka Deposit, indicated that high grade gold mineralization existed over broad drill hole intersections that were highly continuous between drill holes and drilling sections. Snowden has determined, through the reconstruction of the gold assay database for the Boka Property using official gold assay data obtained directly from the relevant assay laboratories (Official Assay Data), that the tenor and extent of previously reported gold mineralization was significantly overstated as a result of tampering with the gold assay data in Southwestern’s historical exploration database. The actual distribution of high gold grades is much more variable and discontinuous than previously modeled, and there is reduced confidence in mineralization continuity at the lode-scale at the current drill hole spacing.

A recent high-quality twin drilling program was conducted on the Boka Deposit for data verification and metallurgical testing purposes. Geologists from Southwestern’s Peruvian operations went to China to independently oversee the twin drilling program. Twin drill hole locations were selected to test the original drill holes for which elevated gold grades were reported over wide zones. Results of the twin drilling program displayed similar grades and grade trends to the original drill holes using Official Assay Data in the reconstructed database. This finding increases confidence in the validity and quality of the Official Assay Data in the database. It also indicates that the original samples had not been tampered with or salted.

Data verification and QAQC

In July 2007, Southwestern engaged Snowden to create an independently verified gold assay database for the Boka Property.

Snowden conducted a series of checks on Southwestern’s quality control and quality assurance (QAQC) data in the reconstructed assay database. Snowden concludes that the historic assay data in the reconstructed Southwestern database are suitable to be used for the generation of an Inferred Mineral Resource estimate in accordance with CIM (2005) definitions. Additional QAQC work is required to improve confidence in the quality of Southwestern’s historic exploration data for the Boka Property.

November 2007 Mineral Resource estimate for the Boka Deposit

Using the available information Snowden has estimated an Inferred Mineral Resource for the Boka Project. The lack of an adequate structural model and structural understanding were key factors in the decision to classify the Mineral Resource as Inferred. Sample recovery and data quality issues with some of the historical exploration drilling data were also taken into account in deciding upon an Inferred classification.

The Mineral Resource is based on gold assay data from drill holes only. Assay data pertaining to portions of the Boka Deposit defined by samples taken from historical mine workings, referred to as adits, was not used in the preparation of the Mineral Resource estimate because:

Official Assay Data was not available for a majority of such samples.

The adit samples are concentrated in the small-scale, high grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones.

There is upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling. The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits. In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

The November 2007 Mineral Resource estimate for the Boka Deposit is reported for a range of gold cut-off grades in Table 0.1.

Table 0.1 November 2007 Mineral Resource estimate for the Boka Deposit

Category	Zone	Cut-off	Tonnage	Grade	Contained
		(g/t Au)	(Mt)	(g/t Au)	gold (koz)
Inferred	B1N	0.01	36.4	0.4	480
		0.25	14.5	0.9	401
		0.50	7.5	1.3	321
		0.75	4.9	1.7	268
		1.00	3.7	2.0	237
		1.50	2.1	2.6	174
	B1S	0.01	14.1	0.5	222
		0.25	7.6	0.8	196
		0.50	4.4	1.1	158
		0.75	2.7	1.5	126
		1.00	1.8	1.7	100
		1.50	0.9	2.3	65
Total Inferred		0.01	50.5	0.4	700
		0.25	22.1	0.8	597
		0.50	11.9	1.3	480
		0.75	7.6	1.6	393
		1.00	5.5	1.9	337
		1.50	3.0	2.5	239

Notes:

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, as there are insufficient close-spaced drill hole data to adequately define grade and geological continuity for this structurally complex deposit. It is uncertain if further exploration will result in upgrading the Inferred Mineral Resource to an Indicated or Measured Mineral Resource category.

Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies. The most likely cut-off grade for this deposit is not known and will need to be confirmed by the appropriate economic studies. The 0.01 g/t Au cut-off grade is presented solely for comparative purposes and not as a potentially economic extraction cut-off grade.

QP conclusions and recommendations

Snowden believes that there is upside potential to the Mineral Resource at the Boka Deposit. Snowden notes that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones. A recommended work program includes:

Additional infill drilling that achieves an effective 25 m drill hole spacing to improve the understanding of the structural controls on mineralization and geological confidence level.

Investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: Define and quantify the potentially higher grade mineralization contained in the adit sampling areas.

Improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

A detailed three dimensional structural model is required for the deposit in order to properly understand mineralization continuity and the controls thereon. Additional closer-spaced drilling is needed in order to generate such a model with any confidence.

Risk Factors

Class Actions and Lawsuits

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company is successful, it may be subject to significant damages awards. Any such award for damages could materially and adversely affect the Company's financial condition, liquidity and results of operations for the quarter or year in which the Company records it, as well as the Company's ability to favorably resolve its other lawsuits. In addition, the Company is the plaintiff in a lawsuit against its former President and CEO in which it seeks the recovery of substantial payments. See "Legal Proceedings and Regulatory Actions" for more information.

The Company is incurring significant legal fees in prosecuting and defending its lawsuits, and it may not ultimately prevail in such lawsuits or be able to collect on such judgments if it does. The Company may not have sufficient cash resources to commence and/or prosecute some or all of the legal claims that the Company may have against third parties. Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

Should the ultimate resolution of the action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. Management's assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits, and it is possible that the Company will be required to pay substantial judgments. Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be or become parties to such actions) could adversely affect the Company's cash position.

Civil Liability in the Secondary Market

On December 31, 2005, Bill 198 came into force in Ontario, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation. Since then, other provinces and territories have adopted or are expected to adopt similar legislation. The legislation creates a right of action for damages against the Company, its directors and certain of its officers in the event that the Company or a person with actual, implied or apparent authority to act or speak on behalf of the Company releases a document or makes a public oral statement that contains a misrepresentation or the Company fails to make timely disclosure of a material change.

The Company has a disclosure and stock trading policy that governs communications with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws. The Company has a disclosure committee to review and determine disclosure of material information and to mitigate risks associated with the disclosure of inaccurate or incomplete information. There can be no assurance that the Company's processes will be followed by all team members at all times.

The Company also evaluates on an annual basis the effectiveness of internal controls over financial reporting and disclosure controls and procedures. Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Compliance with Laws and Legal Standards

The Company relies on its employees, officers, board of directors and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to the Company's policies, thereby exposing the Company to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.

The Company operates in foreign jurisdictions and is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal exposure the Company faces.

Although management cannot predict outcomes with certainty, management believes it has reasonable policies, processes and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. The Company has instituted a code of business conduct and ethics for its employees, consultants, officers and directors. In addition, legal counsel qualified in the relevant foreign jurisdictions are engaged by the Company to provide legal advice as appropriate.

Negative Publicity

As a result of the Company withdrawing on July 19, 2007 all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect the Company's financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly trading shares, and its ability to raise capital.

Continued Assessment of the Boka Project

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties. The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company's interest in the Boka Project. If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operations. The future prospects of the Boka Project are contingent and uncertain.

History of Net Losses; Uncertainty of Additional Financing

To date, the Company has had no revenue from the exploration activities on its properties. The Company has not yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The Company has incurred losses in most years of its operations. The exploration of the

Company’s properties therefore depends on the Company’s ability to obtain additional required financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which the Company acquired its interests in properties provide that the Company must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production and there is a risk that none of the Company’s properties is commercially viable. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru and China, often in poor climate conditions.

Previous mining operations may have caused environmental damage at certain of the Company’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of the Company’s properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Company at Exploration Stage Only; No Experience in Placing Properties into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. At present, none of the Company’s personnel has any experience in actually operating mines. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid. However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Chinese regulations provide that, subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China.

Remittance by foreign investors of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office. No assurance can be given that such approval would be granted if the Company disposes of all or part of its interest in the Boka Gold Project. Further, there can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China that render it subject to foreign currency fluctuations. While the Company minimizes the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company.

Since the Company’s financial results are reported in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

Political Investment Risk; Political Instability in Developing Countries

The Company’s mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, extreme fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company’s mining, exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors. The Company’s operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries. See "Economic Uncertainty in Developing Countries". The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the investment risks associated with these countries.

Economic Uncertainty in Developing Countries

The Company’s operations in Peru and China may be adversely affected by economic uncertainty characteristic of developing countries. There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles. Additionally, changes in inflation or deflation rates and governmental actions taken in response to such changes can also affect currency values in such countries. Any such changes could have a material adverse effect on the Company’s results of operations and financial condition.

Operations in China are subject to risks relating to China’s relatively recent transition to a market economy administered by a socialist government. While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China’s economy through regulation and state ownership. The Company’s prospects, results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China’s leadership, diplomatic developments and changes or lack of certainty in the laws and regulations of China.

Operations in Peru are also subject to risk. Peru’s fiscal regime is generally favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change in a relatively short period of time. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may materially impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be adversely impacted by political or economic developments.

Current Mineral Exploration Conditions

The current infrastructure in China may not be adequate to support the Company’s planned activities. For example, water supply, electricity supply and transportation accessibility are presently satisfactory at the Boka Gold Project, however, their continued reliability, or the ability of the appropriate authorities to maintain these utilities, is undetermined. In addition, there could be technical risks associated with exploration at the Boka Gold Project, including, but not limited to, failure of the leach ponds and the system of tunnels excavated by previous mining operations. These risks could result in increased operating costs.

Similarly, in Peru, while the current infrastructure is adequate to support the Company’s activities at its properties, the infrastructure at the Liam Gold-Silver Project in particular will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company has conducted an internal investigation of title to its significant resource properties. Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, the Company’s resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the Cooperative Company, or a combination thereof. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Specific Risks Associated with Title to and Future Development of the Boka Gold Project

While the Cooperative Company is authorized to explore for gold on the Boka Gold Project, it is required to obtain further approvals from regulatory authorities in China in order to explore for minerals other than gold or to conduct mining operations. The laws of China governing the establishment of joint venture companies are ambiguous, inconsistently applied and subject to reinterpretation or change. While the Company believes that the Cooperative Company has been properly established and the Company has taken the steps necessary to obtain its interest in the Boka Gold Project, there can be no guarantee that such steps will be sufficient to preserve the

Company’s interests in the project.

Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entity. Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture partners with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arose between joint venture partners. The Company sought to mitigate this risk by including an international arbitration clause in the Boka Gold Project joint venture agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company’s interests in the Boka Gold Project.

In addition to the risks inherent in doing business with government controlled entities, the Company’s interests in its various properties in China and Peru are also subject to the risks normally associated with the conduct of joint and cooperative ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with partners on how to conduct exploration; (ii) inability of partners to meet their obligations to the joint or cooperative venture or third parties; and (iii) disputes or litigation between partners regarding budgets, development activities, reporting requirements and other joint or cooperative venture matters.

Third Party Reliance

The Company’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties. If such persons fail to fulfill their obligations, the Company could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders. Where the Company’s interests in resource properties are managed or operated by third parties, the Company’s interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

The implementation by the United States Securities and Exchange Commission of requirements for procedures regarding internal controls, pursuant to Section 404 of the Sarbanes-Oxley Act, imposes substantial obligations on the Company and there can be significant consequences of non-compliance.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, the Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The impact of these factors cannot accurately be predicted.

Dependence on Key Management, Employees and Consultants

The Company’s growth depends on the efforts of key members of management, as well as key employees and consultants. Loss of any of the services of these service providers could have a material adverse impact on the Company. The Company does have agreements regarding the provision of consulting services, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key man insurance with respect to any of its key employees or consultants.

Enforcement of Judgments

Since essentially all of the Company’s assets are located outside of Canada, there may be difficulties in enforcing any judgments obtained in Canadian courts.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Nor can there be any assurance that the ongoing litigation regarding the Boka Project will not lead to further fluctuation in the share price.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the board of directors of the Company (the “Board”) on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of Southwestern consists of an unlimited number of common shares without par value. As of March 17, 2008, there were 44,922,936 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Company's Articles provide that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two thirds of the votes cast in person or by proxy by holders of shares of that class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the TSX for the most recently completed financial year:

	High $	Low $	Volume
January 2007	8.15	7.40	4,680,400
February 2007	8.66	7.10	6,702,100
March 2007	8.46	7.90	4,272,800
April 2007	8.20	7.54	2,660,500
May 2007	7.65	6.30	4,497,600
June 2007	7.44	5.51	4,170,200

	High $	Low $	Volume
July 2007	6.36	1.25	24,367,900
August 2007	2.80	1.00	7,332,800
September 2007	1.28	0.98	5,851,500
October 2007	1.04	0.90	2,942,800
November 2007	0.94	0.57	3,325,900
December 2007	0.69	0.50	4,402,800

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such.

Each director’s term of office expires at the next annual general meeting of shareholders, scheduled to be held on May 6, 2008.

Name, Occupation and Security Holding

Name & Residence	Position with the	Principal Occupation, Business or			Director
	Company		Employment		Since
Timo Jauristo (1)	Director,		Interim President and Chief Executive		2006
Vancouver, B.C.	Interim President, Chief		Officer since July 2007 and Vice President,
	Executive Officer and Vice		Corporate Development of Southwestern;
	President, Corporate		President, Chief Executive Officer and
	Development		Director of Zincore Metals Inc. Former
General Manager – Corporate Development
for Placer Dome Inc. from January 2000 to
		June 2005	(public mining	company);
President of Austgold Consulting Ltd.
(private consulting company)
W. David Black (2)(3)(4)(5)	Director and Chair of the		Chair of the Board of the Company since		2000
Vancouver, B.C.	Board of Directors		August 2004. Retired; Partner, DuMoulin
Black, LLP, from 1968 to December 2003.
James B. Hume (1)(2)(3)(4)	Director		President and CEO of the Kahanoff Group		2002
Calgary, Alberta		of companies based in Alberta.
William D. McCartney (1)(2)(3)(4)(5)	Director		President and CEO of Pemcorp		2004
Vancouver, B.C.			Management Inc. (private financial
consulting company).
Alejandro Losada-Calderon	Vice President, Exploration		Vice President, Exploration of the Company		n/a
Duncraig, Western Australia			since February 2007, Exploration geologist
and project manager working on major
mining projects throughout Australia, China
and the Americas.
Giovanni N. Susin	Vice President,		Vice President, Finance and CFO of the		n/a
Coquitlam, B.C.	Finance and Chief		Company since April 2007; Chief Financial
	Financial Officer	Officer of Superior Diamonds Inc.
Thomas W. Beattie	Vice President,		Vice President, Corporate Affairs of the		n/a
West Vancouver, B.C.	Corporate Affairs and		Company; Director of Superior Diamonds
	Corporate Secretary		Inc.; President of Westvista Management
Inc. (private consulting company).
Stanley Myers	Director of Exploration –		Director of Exploration – Latin America, of		n/a
Lima, Peru	Latin America		the Company since January 2007
Exploration geologist and project manager.
.

(1)	Member of the Environment and Safety Committee

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Audit Committee.

(5) Member of the Special Committee. The mandate of the Special Committee is to address all matters (including class actions, securities matters, shareholder suits, directors' and officers' liability insurance and/or actions commenced by the Company) in regards to litigation, investigations and proceedings related thereto, relating to the Company and its Boka Project (China). Further, the Special Committee is to review and finalize all public disclosure relating to the Boka Project and related investigations.

In total the directors and officers of Southwestern own, directly or indirectly 62,660 common shares of the Company which is equal to 0.13% of the issued and outstanding share capital as at the date of this AIF.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors-Conflicts”.

AUDIT COMMITTEE DISCLOSURE, PURSUANT TO NATIONAL INSTRUMENT 52-110

Charter

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board. Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a.	meets at least four times per year, either by telephone conference or in person;

b.	invites the Company's external auditors, the Chief Financial Officer (the “CFO”), and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

f.	has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.	pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

Also, the Audit Committee:

a.	recommends to the Board:

	i.	whether the current external auditors should be reappointed for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative; and

	ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.	takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews and evaluates the performance of the external auditors; and

g.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.	reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.	reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.	meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.	reviews the interim financial statements with the external auditors; and

d.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s

Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the

Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d.	consults annually and otherwise as required with the Company's Chief Executive Officer

(the “CEO”) and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.	reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.	reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters;

i.	reviews with management proposed regulatory changes and their impact on the Company; and

j.	reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

COMPOSITION

The Audit Committee will be composed of three Directors, all of whom will be Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee will meet the prescribed independence, financial literacy and experience requirements and will have relevant skills and/or experience in the

Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee will be appointed or confirmed by the Board annually and will hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board must fill any vacancy if the membership of the Committee is less than the minimum requirement number of Directors required for the Committee.

Committee Chair

The Board will appoint a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee will appoint a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee will constitute a quorum.

Notice of Meetings

The Chair of the Audit Committee will arrange to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair will also ensure that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee will determine its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy – Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation. The results of that initial investigation will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint will be documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee will report to the Board of Directors.

The Audit Committee will review its Charter and conduct an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee shall report to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change.

EFFECTIVE DATE

This Charter was implemented by the Board on August 5, 2005.

Composition of Audit Committee

The Audit Committee is composed of three independent and financially literate directors of the Company, James B. Hume, William D. McCartney and W. David Black, each of which has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian Generally Accepted Accounting Principles, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

Relevant Education And Experience Of Audit Committee

James B. Hume (Chair of the Audit Committee) is a Chartered Accountant and has worked as chief executive officer of various companies involved in financial investment and management for the past 20 years.

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990. He is president of a management company involved with providing corporate finance and administrative management services to private and public companies. He currently serves as chair of the audit committee of a publicly traded pulp and paper company.

W. David Black (Chair of the Board of Directors), was called to the British Columbia bar in 1967, and practiced as a lawyer specializing in corporate and securities law until retiring in December 2003. Mr. Black has served on the boards of other public companies in the natural resource sector.

Pre-Approval Policies and Procedures

The policies and procedures for the engagement of non-audit services are outlined above in this item under “Charter – Responsibilities – External Auditors (d)”.

Service Fees Paid to External Auditors

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
Audit Fees(1)	$275,986	$113,000
Audit-Related Fees(2)	0	28,000
Tax Fees(3)	12,900	12,560
All Other Fees	-	-
Totals	$288,886	$153,560

NOTES:

(1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings. Amounts shown are the aggregate Audit Fees billed and related to the last two fiscal years.

(2) “Audit-Related Fees” represent fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s financial statements, principally for consultation concerning financial accounting and reporting standards and translation services.

(3) “Tax Fees” represent fees for Canadian corporate tax advice.

The audit related fees paid in 2006 pertain to assistance with compliance with Section 404 of the Sarbanes-Oxley Act.

All of the fees paid to external auditors in 2006 were pre-approved by the Audit Committee.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and conducted a detailed review. As a result of this review, new Technical Report for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.

As a result of the developments on the Boka Project, the Company, along with John Paterson, former President and CEO of Southwestern, have been named as defendants in three prospective class action lawsuits filed in Ontario, Quebec and British Columbia by certain shareholders of the Company, claiming as much as $320 million in damages. The lawsuits, brought in 2007 on behalf of shareholders who purchased the Company's common shares, allege primarily that the defendants negligently or recklessly misrepresented drilling results and other data and information relating to the Boka Project. The lawsuit is at a very early stage and as a result the Company is not able to estimate the potential loss exposure. The Company will vigorously defend the matter, although no assurances can be given with respect to the outcome of such proceedings.

In August 2007, the Company filed a lawsuit against John Paterson for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company. In addition, in September and October 2007 the Company obtained injunctions from the Supreme Court of British Columbia which enjoined John Paterson, his wife and his affiliated Company, Glengarry Resource Management Inc., from dealing with their assets except as provided in the injunctions. The Company is also working with its legal counsel in China to pursue all remedies against its former general manager for the Boka Project, John Zhang, relating to similar claims.

During the financial year, no penalties or sanctions were imposed against the Company, and nor did the Company enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Company or its subsidiaries that are in effect:

1.	Escrow Agreement (the "Escrow Agreement") dated June 1, 2006 among the Company, Computershare Investor Services Inc. (the "Escrow Agent") and Zincore Metals Inc.

(“Zincore”). Pursuant to the Escrow Agreement, Southwestern, as a principal shareholder of Zincore, agreed to deposit in escrow its securities of the Zincore (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six-month intervals over the 18 months following the listing of the Zincore common shares on the TSX which occurred on November 8, 2006

(that is, 25% of Southwestern’s holdings being released in each tranche, with an initial 25% tranche being released on the date of the closing of the initial public offering and the final tranche on April 7, 2008).

2.	Lock-Up Agreement dated September 5, 2006 between the Company, Computershare Investor Services Inc. as third party escrow agent, and Zincore whereby 34,000,000 common shares of Zincore owned by Southwestern are restricted from resale until November 7, 2008, subject to certain exceptions.

3.	Shareholder Rights Plan Agreement dated January 23, 2008 between the Company and Computershare Investor Services Inc.

INTERESTS OF EXPERTS

Names of Experts

Joerg Kleinboeck, P. Geo., of Caracle Creek Consulting Inc., independent consulting geologists, and “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of the Liam Technical Report titled “Technical Report, Liam Gold Silver Property, Department of Cusco, Peru” dated March __ 2008.

Dr. Warwick S. Board, P.Geo., Alex Trueman, P.Geo., and Gary W. Hawthorn, P. Eng. Of Snowden Mining Industry Consultants Inc., independent mining consultants and “qualified persons” for the purposes of NI 43-101, are the authors responsible for the preparation of the Boka Technical Report.

Deloitte & Touche LLP are the auditors for the Company. Deloitte & Touche LLP provided the auditors’ report on the Company’s financial statements for the year ended December 31, 2007.

Interests of Experts

To the knowledge of the Company, the experts referred to under “Names of Experts” above do not hold, nor have they received, nor will receive any securities or other property in the Company.

ADDITIONAL INFORMATION

Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Company’s website at www.swgold.com or through a database search of the Company’s profile on SEDAR at www.sedar.com.

Incorporated by reference into this AIF is the Company’s Management’s Discussion and Analysis for the fiscal period ended December 31, 2007 which is filed on SEDAR.